Filed pursuant to Rule 424(b)(3)
Registration No. 333-120847

BEHRINGER HARVARD OPPORTUNITY REIT I, INC.
SUPPLEMENT NO. 5
DATED OCTOBER 13, 2006
TO THE PROSPECTUS DATED JUNE 1, 2006

This Supplement No. 5 supplements, and should be read in conjunction with, the prospectus dated June 1, 2006 and Supplement No. 4 dated September 1, 2006.  Supplement No. 4 superseded and replaced the following prior supplements to the prospectus dated June 1, 2006:  Supplement No. 1 dated July 6, 2006; Supplement No. 2 dated July 19, 2006; and Supplement No. 3 dated August 15, 2006.  Unless otherwise defined in this Supplement No. 5, capitalized terms used have the same meanings as set forth in the prospectus.

The purpose of this supplement is to describe the following:

(1)           the status of the offering of shares in Behringer Harvard Opportunity REIT I;

(2)           the declaration of distributions by our board of directors; and

(3)           information regarding certain mezzanine loans made in connection with the development of apartment projects in Houston, Texas and Henderson, Nevada.

Status of the Offering

We commenced our initial public offering of shares of our common stock on September 25, 2005.  We have accepted investors’ subscriptions received through September 25, 2006 and issued approximately 12.8 million shares of our common stock to stockholders, with gross proceeds of approximately $127.8 million distributed to us.  For additional information, see the “Plan of Distribution – Subscription Process” section of the prospectus beginning on page 176.

Distribution Policy

The following information describes the declaration of distributions by our board of directors and should be read in conjunction with the “Prospectus Summary – Distribution Policy” section on page 9 of our prospectus and the “Description of Shares – Distributions” section beginning on page 158 of our prospectus:

On September 26, 2006, our board of directors declared distributions payable to the common stockholders of record each business day of the period commencing October 1, 2006 and ending December 31, 2006.  The declared distributions will equal a daily amount of $.0005479 per share of common stock, which is equivalent to an annual distribution rate of two percent (2.0%) assuming the share was purchased for $10.00.  A portion of each distribution is expected to constitute return of capital for tax purposes.  Distributions payable to each stockholder of record during a month will be paid in cash on or before the 16th day of the following month.

Other Investments

The following information supplements the discussion contained in the prospectus under the heading “Investment Objectives and Criteria,” which begins on page 98 of the prospectus, and should follow the section of the prospectus under the heading “Potential Property Investments, which begins on page 113:

Other Investments

Alexan Voss

On September 22, 2006, Behringer Harvard Alexan Voss, LLC (“Alexan Voss”), a wholly-owned subsidiary of Behringer Harvard Opportunity OP I, entered into a mezzanine loan agreement (the “Voss Senior Mezzanine Loan”) with GC 128 Voss SM LLC (“128 Voss”), an unaffiliated third party, and an additional mezzanine loan agreement (the “Voss Junior Mezzanine Loan”) with GC 129 Voss JM LLC (“129 Voss”), an unaffiliated third party (collectively, the “Voss Mezzanine Loans”).  The aggregate principal amount of the Voss Mezzanine Loans is up to approximately $13.0 million and accrues interest at 10.5% per annum.  The Voss Mezzanine Loans mature on March 22, 2012.  Alexan Voss will receive a loan commitment fee up to 3% of the loan amount, or approximately $0.4 million.

The Voss Mezzanine Loans will finance a portion of the acquisition and development of a 376-unit apartment project in Houston, Texas (the “Voss Project”).  The Voss Project is owned by GC 127 Voss Holdings LLC (“127 Voss”), an unaffiliated third party, and collateralizes a mortgage loan from Bank of America, N.A. for approximately $39.6 million (the “Voss Senior Loan”).  The Voss Project consists of two parcels of land for development, known as La Scala and Hart.  127 Voss closed on the acquisition of the La Scala parcel on September 22, 2006, using approximately $2.4 million and $5.8 million that were funded under the Voss Mezzanine Loans and the Voss Senior Loan, respectively.  127 Voss closed on the acquisition of the Hart parcel on October 5, 2006, using approximately $1.8 million and $4.5 million that were funded under the Voss Mezzanine Loans and the Voss Senior Loan, respectively.  The remaining amount available under the Voss Mezzanine Loans and the Voss Senior Loan will be used to fund the development of both parcels.

128 Voss directly owns 100% of the membership interest of 127 Voss.  129 Voss directly owns 100% of the membership interest of 128 Voss.  The Voss Senior Mezzanine Loan is secured by 128 Voss’ 100% membership interest in 127 Voss, and the Voss Junior Mezzanine Loan is secured by 129 Voss’ 100% membership interest in 128 Voss.

CFP Residential L.P., Kenneth Valach, J. Ronald Terwilliger, and Brian Austin, unaffiliated third parties, have guaranteed completion of the Voss Project in accordance with the plans and specifications defined in the Voss Senior and Junior Mezzanine Loan Agreements.

In addition, Alexan Voss and 129 Voss have entered into an option agreement (the “Voss Option Agreement”) whereby Alexan Voss has an option to purchase 100% of the membership interests of 127 Voss and 128 Voss (collectively, the “Voss Membership Interests”) after the Voss Project’s substantial completion.  If Alexan Voss does not exercise its option to purchase the Voss Membership Interests within 90 days after the Voss Project’s completion, 129 Voss may elect to cause Alexan Voss to purchase the Voss Membership Interests pursuant to the terms of the Voss Option Agreement.

Alexan Nevada

On September 29, 2006, Behringer Harvard Alexan Nevada, LLC (“Alexan Nevada”), a wholly-owned subsidiary of Behringer Harvard Opportunity OP I, entered into a mezzanine loan agreement (the “Nevada Senior Mezzanine Loan”) with SW 109 Wagon Wheel SM LLC (“109 Wagon Wheel”), an unaffiliated third party, and an additional mezzanine loan agreement (the “Nevada Junior Mezzanine Loan”) with SW 108 Wagon Wheel JM LLC (“108 Wagon Wheel”), an unaffiliated third party (collectively, the “Nevada Mezzanine Loans”).  The aggregate principal amount of the Nevada Mezzanine Loans is approximately $9.7 million and accrues interest at 10.5% per annum.  The Nevada Mezzanine Loans mature on September 29, 2011.  Alexan Nevada received a loan commitment fee of 3% of the loan amount, or approximately $0.3 million.

The Nevada Mezzanine Loans financed the acquisition of land to be used for development into a 213-unit apartment project in Henderson, Nevada to be known as the Alexan at Nevada State Drive (the “Nevada Project”).  The Nevada Project is owned by SW 106 Wagon Wheel Holdings LLC (“106 Wagon Wheel”), an unaffiliated third party, and collateralizes a mortgage loan from Comerica Bank for approximately $29.0 million (the “Nevada Senior Loan”).  106 Wagon Wheel closed on the acquisition of the Nevada Project on September 29, 2006, using approximately $9.7 million that was funded under the Nevada Mezzanine Loans.

109 Wagon Wheel directly owns 100% of the membership interest of 106 Wagon Wheel.  108 Wagon Wheel directly owns 100% of the membership interest of 109 Wagon Wheel.  The Nevada Senior Mezzanine Loan is secured by 109 Wagon Wheel’s 100% membership interest in 106 Wagon Wheel, and the Nevada Junior Mezzanine Loan is secured by 108 Wagon Wheel’s 100% membership interest in 109 Wagon Wheel.

CFP Residential L.P., Kenneth Valach, J. Ronald Terwilliger, and Bruce Hart, all unaffiliated third parties, have guaranteed completion of the Nevada Project in accordance with the plans and specifications defined in the Nevada Senior and Junior Mezzanine Loan Agreements.

In addition, Alexan Nevada and 108 Wagon Wheel have entered into an option agreement (the “Nevada Option Agreement”) whereby Alexan Nevada has an option to purchase 100% of the membership interests of 106 Wagon Wheel and 109 Wagon Wheel (collectively, the “Wagon Wheel Membership Interests”) after the Nevada Project’s substantial completion.  If Alexan Nevada does not exercise its option to purchase the Wagon Wheel Membership Interests within 90 days after the Nevada Project’s completion, 108 Wagon Wheel may elect to cause Alexan Nevada to purchase the Wagon Wheel Membership Interests pursuant to the terms of the Nevada Option Agreement.